Exhibit 4.2
Dated       april       2008
Asset purchase agreement
between
Cards Inc. Limited
Corgi International Limited
Darren Epstein
and
Esdevium Games Limited

relating to the sale of certain assets of
Cards Inc. Limited

ORRICK, HERRINGTON & SUTCLIFFE
TOWER 42, LEVEL 35
25 OLD BROAD STREET
LONDON EC2N 1HQ
tel +44 (0)20 7562 5000
fax +44 (0)20 7628 0078

Contents
Clause

1. Interpretation	1
2. Agreement to Sell and Purchase	6
3. Purchase Price	7
4. Completion	9
5. Warranties	9
6. Limitations on Claims	10
7. Risk and Insurance	11
8. Retention of Title	11
9. Apportionments and Prepayments	12
10. Liabilities of the Seller and the Buyer	12
11. Value Added Tax	13
12. The Employees	13
13. The Customer Contracts	14
14. Accounts Receivable and Buyer’s obligations after Completion	15
15. Data Protection	16
16. Restrictive covenants	16
17. Confidentiality and Announcements	18
18. Further Assurance	19
19. Assignment	19
20. Whole Agreement	19
21. Variation and Waiver	20
22. Costs	20
23. Notice	20
24. Interest on late payment	21
25. Severance	22
26. Agreement survives Completion	22
27. Third Party Rights	22
28. Successors	22
29. Counterparts	22
30. Language	23
31. Governing Law and Jurisdiction	23

Schedule

Schedule 1 Stock Value	24

Schedule 2 Completion	26

Part 1. Completion obligations	26

Part 2. Actions and obligations after completion	26

Schedule 3 Apportionment of Purchase Price	29

Schedule 4 Warranties	30
1. Capacity of the seller	30
2. Title to the assets	30
3. Toys R Us	31

Schedule 5 Strelitz Consultancy Contract	32

Schedule 6 Domain Name Assignment	33

Appendix Toys R Us Sales for year to 31 December 2007	35

THIS AGREEMENT is dated April 2008
Parties
(1)	CARDS INC. LIMITED incorporated and registered in England and Wales with company number 03329087 whose registered office is at 31 Greenhill Crescent Watford Business Park Watford WD18 8YB (Seller).

(2)	ESDEVIUM GAMES LIMITED incorporated and registered in England and Wales with company number 03055732 whose registered office is at 27-28 Eastcastle Street London W1W 8DH (Buyer).

(3)	CORGI INTERNATIONAL LIMITED incorporated and registered in Hong Kong whose registered office is at Unit 711-717, 7F Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East Kowloon, Hong Kong (Corgi).

(4)	DARREN EPSTEIN of 4 Waterside, Shenley Hill, Radlett WD7 7DY (Mr Epstein).
Background
(A)	The Business is now and has for some time been carried on by the Seller under the Business Name.

(B)	The Seller has agreed to sell and transfer, and the Buyer has agreed to purchase, the Assets on the terms and conditions of this agreement.
Agreed Terms
1.	Interpretation

1.1	The definitions and rules of interpretation in clause 1 apply in this agreement.

Accounts Receivable: all trade and other debts and accounts receivable and amounts owing to the Seller on the Effective Time in respect of goods supplied by the Seller in the usual or ordinary course of carrying on the Business (whether or not invoiced).

Assets: the assets other than the Excluded Assets agreed to be sold pursuant to clause 2.1.

Assumed Liabilities: the obligations of the Seller at the Effective Time in relation to the Customer Contracts (but excluding the Excluded Liabilities).

Business: the business of selling trading cards, trading card games, stickers and tradable figure games only carried on by the Seller in the EU under the Business Name at the Effective Time but not including any other business carried on by the Seller.

Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in London are open for the conduct of usual banking business.

Business Name: Cards Inc. or any colourable imitation of it.

Claim: a claim under the Warranties and a Claim is connected with another Claim or Substantiated Claim if they arise out of the occurrence of the same event or relate to the same subject matter.

Companies Acts: the Companies Act 1985 and the Companies Act 2006.

Completion: the completion of the sale and purchase of the Assets in accordance with this agreement.

Completion Amount: the sum of £750,000, being the initial consideration for the Assets to be paid by the Buyer to the Seller in accordance with clause 3 less £60,000 being part of the sum due to the Buyer by the Seller in the ordinary course of trade at the date of the Completion Date for goods sold.

Completion Date: the date hereof.

Consumer: a natural person who, in entering a contract to acquire goods from the Seller is acting for purposes which are outside his business.

Customer Contracts: all contracts, engagements or orders (including conditions of business pertaining thereto) entered into on or prior to the Effective Time by or on behalf of the Seller with Customers for the sale of goods by the Seller in connection with, and in the ordinary course of, the Business which, at the Effective Time, remain to be performed in whole or in part by the Seller. For this purpose, contracts for the sale of goods shall be deemed to be completed or performed when the relevant items have been despatched by or at the direction of the Seller pursuant thereto and, if the relevant contract or agreement so provides, delivered to or to the order of the other party thereto, for the avoidance of doubt Customer Contracts shall not include any Accounts Receivable.

Customer Data: the Customer personal data (as defined in the DPA 1998) which form part of the Customer Database.

Customer Database: the database owned by the Seller for the purpose of providing products to Customers.

Customers: the customers and former customers of the Business.

Deferred Consideration: £750,000.

Demand: any action, award, claim or other legal recourse, complaint, cost, debt, demand, expense, fine, liability, loss, outgoing, penalty or proceeding.

Domain Names: www.cardsinc.com, www.cardsinc.co.uk and www.cardsinc.net to be assigned to the Buyer within six months of the Completion Date.

DPA 1998: the Data Protection Act 1998.

Effective Time: 5.30pm on the Completion Date.

Employees: the persons wholly or mainly employed by the Seller at the Effective Time.

Encumbrance: any mortgage, charge (fixed or floating), pledge, lien, hypothecation, guarantee, trust, right of set-off or other third party right or interest (legal or equitable) including any assignment by way of security, reservation of title or other security interest of any kind, howsoever created or arising, or any other agreement or arrangement (including a sale and repurchase agreement) having similar effect.

Excluded Assets: all other assets and rights used by the Seller either in connection with the Business or otherwise that are not set out in clause 2.1.

Excluded Contract Liabilities: all liabilities of the Seller relating to or arising in connection with:
(a)	any breach of contract (including any breach of a Customer Contract) or breach of duty which are attributable to any act, neglect, omission or default of the Seller before Completion; or

(b)	any product delivered by the Seller before Completion.
Excluded Liabilities: the Excluded Contract Liabilities and all the liabilities or obligations relating to the Business or Assets (other than the Assumed Liabilities) and outstanding on, or accrued or referable to the period up to and including, the Effective Time or arising by virtue of the sale and purchase recorded by this agreement, including any and all liabilities in respect of National Insurance, PAYE, VAT or other Taxation attributable to the Seller in respect of the Business and the Assets relating to the period ending on the Effective Time.

Goodwill: the goodwill, custom and connection of the Seller in relation to the Business, together with the exclusive right for the Buyer and its successors and assigns to carry on the Business under the Business Name and respectively to represent themselves as carrying on the Business in succession to the Seller including the benefit of all confirmed and agreed orders and engagements.

Insolvency Event: any liquidator, receiver, administrative receiver, administrator or similar officer is appointed over or in respect of a party or any part of its business or assets.

Interest Rate: interest at a rate of 12 % per annum.

Payment Dates: 15 July 2008, 15 October 2008, 15 January 2009, 15 April 2009, 15 July 2009, 15 October 2009, 15 January 2010 and 15 April 2010 (or if the Payments are delayed as a result of clause 3.6, every 3 months on the 15th of every third month).

Purchase Price: the purchase price for the Business and the Assets to be paid by the Buyer to the Seller and including any reduction for the cessation of payments required as a result of clause 3.

Records: lists of clients, Customers and suppliers (including the Customer Database) for the period of 36 months ending on the Completion Date, credit reports, price lists,

cost records, work tickets, catalogues, advertising and all the other documents, papers and records however stored of the Seller relating to the Business or any of the Assets.
Retained Stock: trading card inventory and trading card game inventory of the Seller together with packaging and promotional material for such products, owned and stored on the Seller’s premises by the Seller in connection with the Business at the Effective Time which the Buyer has not purchased or does not require.

Seller’s Group: the Seller, its holding company and all companies and undertakings which now or in the future become Subsidiaries or subsidiary undertakings of the Seller or of any such holding company.

Seller’s Solicitors: Orrick, Herrington & Sutcliffe Tower 42 Level 35 Old Broad Street London EC2N 1HQ.

Stock: the trading card game inventory of the Seller together with packaging and promotional material for such products, owned and stored on the Seller’s premises by the Seller in connection with the Business at the Effective Time (including any items which, although subject to reservation of title, are under the control of the Seller but excluding the Toys ‘R’ Us stock) the amount of which is set out in the Stock Schedule which is calculated and agreed pursuant to Schedule 1 (Stock Value).

Stock Payments: an amount equal to the value of the Stock as determined pursuant to Schedule 1.

Strelitz Consultancy Agreement: the consultancy agreement in the agreed form between the Buyer and David Strelitz for a period of no less than 3 months at consultancy fees of £400 per day to be entered into at Completion.

Subsidiary: in relation to a company wherever incorporated (a holding company) means a subsidiary as defined in section 736 of the Companies Act 1985 and any other company which is itself a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company. Unless the context otherwise requires, the application of this definition to any company at any time will apply to the company as it was at that time, and a subsidiary undertaking shall be construed in accordance with section 258 of that Act.

Substantiated Claim: is a Claim in respect of which liability is admitted by the Seller, or which has been adjudicated on by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication or the parties are prevented by passage of time or otherwise from making an appeal.

Taxation or Tax: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relating thereto.

Third Party Consent: a consent, licence, approval, authorisation or waiver required from a third party for the conveyance, transfer, assignment or novation in favour of the Buyer of any of the Assets or Assumed Liabilities in terms acceptable to the Buyer.
Total Stock: the Stock and the Toys R Us Stock.

Toys R Us: Toys R Us Limited whose registered office is at Mitre House, 160 Aldersgate Street, London EC1A 4DD.

Toys R Us Contract: the unwritten agreement of no fixed terms or duration between the Seller and Toys R Us for the Seller to act as “exclusive” supplier of trading cards, trading card games, trading stickers, tradeable figure games and other such collectables to Toys R Us.

Toys R Us Stock: the inventory owned by the Seller in connection with the Business but which is held on consignment by Toys R Us pursuant to the Toys R Us Contract.

Toys R Us Stock Payment: the sum equal to the agreed value of the Toys R Us Stock at the Effective Time.

Toys R Us Stock Estimated Payment: the sum of £160,000, being the amount payable on account of the Toys R Us Stock Payment.

Transaction: the transaction contemplated by this agreement or any part of that transaction.

TUPE: the Transfer of Undertakings (Protection of Employment) Regulations 2006.

TUPE 1981: the Transfer of Undertakings (Protection of Employment) Regulations 1981.

VAT: value added tax chargeable under the VATA 1994 and any similar replacement or additional tax.

VATA 1994: the Value Added Tax Act 1994.

Warranties: the warranties set out in clause 5 and Schedule 4.

1.2	Clause, schedule and paragraph headings do not affect the interpretation of this agreement.

1.3	A reference to a clause or a schedule is a reference to a clause of, or schedule to, this agreement. A reference to a paragraph is to a paragraph of the relevant schedule.

1.4	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person’s personal representatives, successors or permitted assigns.

1.5	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated.

1.6	Words in the singular include the plural and in the plural include the singular.

1.7	A reference to one gender includes a reference to the other gender.

1.8	A reference to a particular statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it. Provided that, as between the parties, no such amendment or re-enactment shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.9	A reference to writing or written includes faxes but not e-mail.

1.10	Documents in agreed form are documents in the form agreed by the parties to this agreement and initialled by them or on their behalf for identification.

1.11	Where the words include(s), including or in particular are used in this agreement, they are deemed to have the words “without limitation” following them.

1.12	Any obligation in this agreement on a person not to do something includes an obligation not to agree or allow that thing to be done.

1.13	Where the context permits, other and otherwise are illustrative and shall not limit the sense of the words preceding them.

1.14	References to times of the day are, unless the context requires otherwise, to London time and references to a day are to a period of 24 hours running from midnight on the previous day.

2.	Agreement to Sell and Purchase

2.1	Unless expressly provided in this agreement, the Seller shall sell with full title guarantee and the Buyer shall purchase free from all Encumbrances with effect from the Effective Time:
(a)	the Goodwill;

(b)	the benefit (subject to the burden) of the Customer Contracts and the Toys R Us Contract;

(c)	the Total Stock; and

(d)	the Records.
2.2	The Domain Names will be assigned within 6 months of the Completion Date.

2.3	The Excluded Assets shall be excluded from the sale under this agreement.

2.4	The sale and purchase of each of the Assets is interdependent and shall be completed simultaneously.

2.5	The Purchase Price shall be apportioned between the Assets as shown or determined in accordance with Schedule 3.

2.6	The Seller agrees that the apportionment of the Purchase Price pursuant to clause 2.4 above shall not in any way limit the Buyer’s remedies or any remedies or any amount recoverable by the Buyer in respect of the Assets.

2.7	For the avoidance of doubt, the Buyer shall be entitled to the benefit of all contracts relating to the Business placed by any Customer with the Seller on or after the Effective Time, and any payment relating to or connected with any such contract that is or has been received by the Seller shall be paid to the Buyer immediately on receipt.

3.	Purchase Price

3.1	The Purchase Price shall be paid by electronic transfer, to such account as the Seller notifies the Buyer in writing before Completion, in cash by the Buyer as follows:
(a)	the Completion Amount shall be paid to the Seller at Completion;

(b)	the Toys R Us Stock Estimated Payment shall be paid to the Seller at Completion;

(c)	the Deferred Consideration shall, subject to clause 3.3, be paid to the Seller in eight equal instalments on or before each of the Payment Dates;

(d)	the balance of the Toys R Us Stock Payment (being the amount equal to the Toys R Us Stock Payment less the Toys R Us Estimated Payment) shall be paid to the Seller on or before 11 April 2008;

(e)	the Stock Payments shall be paid in 10 equal monthly instalments on the 1st of every month commencing on 1 June 2008 PROVIDED THAT the Stock Payments shall first be applied to offset the sum of £60,573 (being the balance due to the Buyer by the Seller in the ordinary course of trade at the Completion Date for goods sold) and thereafter shall be paid to the Seller.

3.2	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for a breach of any Warranty and the reduction shall be allocated as nearly as possible to the Assets to which the breach or indemnity relates or, if that is not practicable or possible, in such manner as the Buyer shall decide.

3.3	The Buyer shall actively and diligently service the Toys R Us Contract after the Completion Date and shall use all reasonable endeavours to sell products to Toys R Us. However, if after a period of 12 months from the Completion Date (the Toys R Us Sales Period), the total sales (excluding VAT) for the Toys R Us Sales Period amount to less than £1,000,000 the Buyer shall not be required to pay any remaining Deferred Consideration after 15 April 2009, save to the extent that such Further Consideration remains unpaid and has become due on or before 15 April 2009.

3.4	The Buyer shall provide true and accurate monthly reports setting out the number and value of all sales to Toys R Us for such month. The Seller shall be entitled to obtain confirmation of such monthly reports from Toys R Us and the Buyer shall provide any consents, authorisations or instructions required by Toys R Us in order to obtain such confirmation. The Seller confirms that the Buyer will satisfy its obligations under this clause if it supplies to the Seller each month a copy of the monthly summary sheet from Toys R Us within 3 Business Days from receipt of such sheet from Toys R Us.

3.5	If the Seller or Buyer receives written notice that any governmental or regulatory body is commencing an investigation of the Transaction then all outstanding payments under this clause shall be immediately suspended and shall re-commence following written confirmation that the investigation has been ceased and that no further action will be taken.

3.6	If as a result of any investigation referred to in clause 3.5 above the Transaction is deemed illegal or prohibited or conditions such as disposal of assets are imposed by such body which the Buyer acting reasonably does not deem acceptable:
(a)	the Buyer shall use all its best endeavours to return, assign and hand back the Business and Assets to the Seller; and

(b)	the Seller shall repay the Purchase Price less an amount equal to the proceeds of any Stock sold after the date hereof.
The above actions shall be completed within 28 days of the Buyer and the Seller receiving written notification from the governmental or regulatory authority that the Transaction is deemed illegal or prohibited. The parties shall negotiate and agree in good faith such security as is required by the Buyer over the assets of the Seller to secure the repayment of the Purchase Price and the Seller shall repay all reasonable third party costs and expenses of the Buyer in enforcing the repayment of the Purchase Price pursuant to this clause up to a maximum amount of £30,000.
3.7	If Toys R Us becomes subject to an Insolvency Event while any payments remain outstanding pursuant to this agreement, all outstanding payments pursuant to clause 3.1 owed by the Buyer shall be cancelled and the Purchase Price shall be deemed to be paid in full.

4.	Completion

4.1	Completion shall take place on the Completion Date:
(a)	at the offices of Orrick, Herrington & Sutcliffe; or

(b)	at any other place agreed in writing by the Seller and the Buyer.
4.2	At Completion, the Seller shall comply with its obligations set out in Part 1 of Schedule 2.

4.3	At Completion, and subject to the Seller having complied with clause 4.2, the Buyer shall:
(a)	pay the Completion Amount and the Toys R Us Stock Payment in accordance with clause 3.1;

(b)	deliver to the Seller the duly executed Strelitz Consultancy Agreement;

(c)	deliver to the Seller a certified copy of the resolution adopted by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this agreement, and any other documents referred to in this agreement as being required to be delivered by it.
4.4	Following Completion, the Buyer and the Seller shall each comply with their respective obligations set out in Part 2 of Schedule 2.

5.	Warranties

5.1	The Seller warrants to the Buyer that each Warranty is true and accurate.

5.2	Each of the Warranties is separate and, unless expressly provided to the contrary, is not limited by reference to any other Warranty or anything in this agreement.

5.3	The Buyer warrants to the Seller that the following warranties are true and accurate:

(a)	The Buyer has all requisite power and authority, and has taken all necessary corporate action, to enable it to enter into and perform this agreement and all agreements and documents entered into, or to be entered into, pursuant to the terms of this agreement.

(b)	Subject to any competition law or other regulatory issues, this agreement and all other agreements and documents referred to in it constitute (or shall when executed constitute) valid, legal and binding obligations on the Buyer enforceable in accordance with their respective terms.

(c)	The Buyer does not require the consent, approval or authority of any other person to enter into or perform its obligations under this agreement. The Buyer’s entry into and performance of this agreement will not constitute any breach of or default under any contractual, governmental or public obligation binding on it, and the Buyer is not engaged in any litigation or arbitration proceedings which might have an effect on its capacity or ability to perform its obligations under this agreement and no such legal or arbitration proceedings have been threatened against it.
6.	Limitations on Claims

6.1	This clause limits the liability of the Seller in relation to any Claim.

6.2	The liability of the Seller for all Substantiated Claims when taken together shall not exceed the Completion Amount, Deferred Consideration to the extent paid and the Toys R Us Stock Payment.

6.3	The Seller shall not be liable for a Claim unless:
(a)	the amount of each individual Substantiated Claim exceeds £5,000; and

(b)	the amount of all individual Substantiated Claims that are not excluded under clause 6.3(a) when taken together exceeds £100,000 in which event the whole amount of the Substantiated Claim, or series of connected Substantiated Claims, is recoverable (and not just the amount by which the limits are exceeded).
6.4	The Seller shall not be liable for a Claim unless the Buyer has given the Seller notice of the Claim, specifying (in reasonable detail) the nature of the Claim and the amount claimed within the period of 24 months beginning with the Completion Date, and the liability of the Seller for the Claim specified in such notice shall absolutely determine and cease (unless the amount payable in respect of such Claim has been agreed by the Seller within 2 months of the date of such written notice) if legal proceedings have not been instituted in respect of such Claim, by the due service of process on the Seller within 6 months of such written notice.

6.5	Nothing in this clause 6 seeks to limit the liability of the Seller for fraud or wilful concealment.
7.	Risk and Insurance

7.1	The Assets shall be at the risk of the Buyer from the Effective Time.

7.2	All profits and receipts of the Business (other than Accounts Receivable), all losses and, subject to clause 9, all outgoings incurred or payable by the Seller in connection with the Business and referable only to the period up to and including the Effective Time shall belong to, and be paid and discharged by, the Seller.

7.3	All profits and receipts of the Business and, subject to clause 9, all losses and outgoings incurred or payable by the Seller in connection with the Business including the Assumed Liabilities payable by the Seller in connection with the Business and referable only to the period from the Effective Time shall belong to, and be paid and discharged by, the Buyer.

7.4	Subject to clause 9, any profits, receipts, losses and outgoings of the Business incurred or payable by the Seller in connection with the Business and referable to periods before and after the Effective Time shall be apportioned on a time basis, and shall be treated in the same manner as other apportionments made pursuant to clause 9.

7.5	Nothing in this agreement shall have the effect of making the Buyer liable in any way under any guarantees or warranties given by the Seller to any Customer in relation to goods sold by the Seller prior to the Effective Time, the liability for which shall remain absolutely with the Seller.

8.	Retention of Title

8.1	Notwithstanding any other provision of this agreement, title to the Stock delivered to the Buyer shall not pass to the Buyer until the Seller has received payment in full pursuant to clause 3.1.

8.2	Until title to the Stock has passed to the Buyer, the Buyer shall:
(a)	hold the Stock on a fiduciary basis as the Seller’s bailee;

(b)	store the Stock separately from all other goods held by the Buyer so that they remain readily identifiable as the Seller’s property;

(c)	not remove, deface or obscure any identifying mark or packaging on or relating to the Stock; and

(d)	maintain such Stock in satisfactory condition and keep them insured on the Seller’s behalf for their full price against all risks with an insurer that is reasonably acceptable to the Seller. The Buyer shall obtain an endorsement of the Seller’s interest in the Stock on its insurance policy, subject to the insurer being willing to make the endorsement. On request the Buyer shall allow the Seller to inspect the Stock and the policy of insurance, but the Buyer may resell or use the Stock in the ordinary course of its business.

8.3	If before title to the Stock passes to the Buyer and the Buyer becomes subject to an Insolvency Event then, provided that the Stock has not been resold and without limiting any other right or remedy the Seller may have, the Seller may at any time require the Buyer to deliver up the Stock or such part of the Stock as has not been resold and, if the Buyer fails to do so promptly, enter any premises of the Buyer or of any third party where the Stock are stored in order to recover them.

9.	Apportionments and Prepayments

9.1	All money or other items belonging to the Buyer, which are received by the Seller on or after the Effective Time in connection with the Business or any of the Assets, shall be held in trust for the Buyer and shall be paid promptly to the Buyer.

9.2	All money or other items belonging to the Seller, which are received by the Buyer on or after the Effective Time in connection with the Business or any of the Assets, shall be held in trust for the Seller and shall be paid promptly to the Seller.

10.	Liabilities of the Seller and the Buyer

10.1	The Buyer shall:
(a)	with effect from the Effective Time, assume responsibility for and indemnify and hold the Seller harmless against the payment and performance of the Assumed Liabilities and shall pay or perform the Assumed Liabilities in accordance with practice similar to the present performance of the Seller in the payment or, as the case may be, the performance of the Assumed Liabilities; and

(b)	pay, satisfy or discharge all debts, liabilities and obligations incurred by the Buyer in connection with the Business after Completion.

10.2	Nothing in this agreement shall pass to the Buyer, or shall be construed as acceptance by the Buyer of, any liability, debt or other obligation of the Seller (whether accrued, absolute, contingent, known or unknown) for anything done or omitted to be done before Completion in the course of or in connection with the Business or the Assets (save to the extent that any such liability is included in the Assumed Liabilities) and the Seller shall:
(a)	indemnify and hold the Buyer harmless against any and all obligations, liabilities and Demands arising therefrom, including the Excluded Liabilities; and

(b)	perform any obligation falling due for performance or which should have been performed before Completion, including the Excluded Liabilities.
11.	Value Added Tax

All amounts payable under this Agreement are calculated without regard to VAT and expressed exclusive of any amount of VAT. If any such payment constitutes the whole or any part of the consideration for a taxable, or deemed taxable, supply the amount of the payment shall be increased by an amount equal to the VAT which is chargeable in respect of the taxable supply in question PROVIDED THAT any amount due under this Clause 11 shall not become due until the recipient of the supply has received a valid VAT invoice in relation to the amount due.

12.	The Employees

12.1	The parties agree that the such is the nature of the Assets sold pursuant to this agreement, that the sale and purchase pursuant to this agreement will not constitute a relevant transfer of any Employees for the purposes of TUPE. Mr Mark Hillier and Mr Luke Hillier, the Seller’s principal contacts with Toys R Us shall upon reasonable notice and at mutually convenient times be made available to the Buyer for four months from the Completion Date provide reasonable assistance to the Buyer with the relationship with Toys R Us.

12.2	Without prejudice to the other provisions of this clause 12, the Seller shall, at its own expense, give the Buyer such assistance as the Buyer may reasonably require to contest any Demand by any person employed or engaged in the Business at or before the Effective Time or their representatives resulting from or in connection with this agreement, subject always to the Seller’s obligations under the DPA 1998.

13.	The Customer Contracts
13.1	The Seller shall, with effect from the Effective Time, assign to the order of the Buyer, or procure the assignment to the order of the Buyer of, all the Customer Contracts which are capable of assignment without a Third Party Consent.

13.2	If any of the Customer Contracts cannot be assigned or novated without obtaining a Third Party Consent, then the Seller shall use all reasonable endeavours to obtain such consents.

13.3	Insofar as any of the Customer Contracts cannot be assigned or novated to the Buyer without Third Party Consent, and such consent is refused or otherwise not obtained, or where any of the Customer Contracts are incapable of transfer to the Buyer by assignment, novation or other means:
(a)	the Seller shall at the Buyer’s request and cost use all its reasonable endeavours with the co-operation of the Buyer to procure such assignment or novation;

(b)	unless and until any such Customer Contract is assigned or novated, the Seller shall continue its corporate existence and shall hold such Customer Contract and any monies, goods or other benefits received thereunder as trustee for the Buyer and its successors in title absolutely;

(c)	the Buyer shall (if such sub-contracting is permissible and lawful under the Customer Contract in question and to the extent that they are Assumed Liabilities), as the Seller’s sub-contractor, perform all the obligations of the Seller under such Customer Contract and, where sub-contracting is not permissible, the Buyer shall perform such obligations as agent for the Seller; and

(d)	unless and until any such Customer Contract is assigned or novated, the Seller shall (so far as it lawfully may) at the Buyer’s cost give all such assistance as the Buyer may reasonably require to enable the Buyer to enforce its rights under such Customer Contract and (without limitation) shall provide access to all relevant books, documents and other information in relation to such Business Contract as the Buyer may require from time to time.
13.4	Nothing in this agreement shall be construed as an assignment or attempted assignment if such assignment or attempted assignment would constitute a breach of such Customer Contract.

13.5	If Third Party Consent to assignment or novation of a Customer Contract is refused, or otherwise not obtained on terms reasonably satisfactory to the Buyer within 30

Business Days of the Completion Date, the Buyer shall be entitled, at its sole discretion, to require the Seller to serve proper notice to terminate that Customer Contract.

13.6	Nothing in this clause 13 or elsewhere in this agreement shall have the effect of making the Buyer liable in any way under any guarantees or warranties given by the Seller to any Customer in relation to goods sold by the Seller before the Effective Time, the liability for which shall remain absolutely with the Seller.

13.7	The Seller shall indemnify and hold the Buyer harmless from and against all Demands of whatsoever nature relating to and payable in respect of the Business or Assets which are attributable to the period up to and including the Effective Time, including any act or omission on the part of the Seller in relation to the Customer Contracts or any defects in, or alleged defects in, goods supplied or services provided prior to the Effective Time, and in particular any claim under any warranty or under the Sale of Goods Act 1979.

13.8	The Buyer acknowledges that the Toys R Us Contract is unwritten and has no fixed terms other than those implied by conduct or law and therefore the Seller shall not be liable for any loss, costs or expenses of the Buyer, resulting from:
(a)	a failure to assign or novate the Toys R Us Contract pursuant to this clause 13;

(b)	the termination of the Toys R Us Contract; or

(c)	the fact that the Toys R Us Contract is unwritten and has no fixed terms other than those implied by conduct.
14.	Accounts Receivable and Buyer’s obligations after Completion

14.1	The Buyer shall not acquire the Accounts Receivable, which shall remain the property and responsibility of the Seller.

14.2	Notwithstanding that the Accounts Receivable are Excluded Assets, where the Buyer is paid any Accounts Receivable on behalf of the Seller by customers it shall pay such monies to the Seller, but shall not be bound to take any legal proceedings or other steps to recover the same save as may be usual in the ordinary course of business. The Buyer shall account to the Seller within five business days of collecting or receiving any Accounts Receivable.

14.3	The Seller will be solely responsible for recovery of the Accounts Receivable directly. Subject to clause 14.2, the Buyer shall have no responsibility for such recovery..

15.	Data Protection

15.1	Notwithstanding any other provision of this agreement, the Buyer undertakes that, on receipt of the Customer Database on the Completion Date it shall duly observe all its obligations under the DPA 1998 which arise in connection with processing Customer Data.

15.2	The Buyer shall indemnify and hold the Seller harmless against, any and all Demands (including legal expenses) incurred by the Seller which arise directly or indirectly out of or in connection with processing the Customer Data by the Buyer, including those arising out of any third party demand, claim or action, or any breach of contract, negligence, fraud, wilful misconduct, breach of statutory duty or non-compliance with the data protection obligations set out in this clause 15 or any part of the DPA 1998 by the Buyer, its employees, agents or sub-contractors.

16.	Restrictive covenants

16.1	Neither the Seller nor any member of the Seller Group (and the Seller shall procure compliance by the Seller Group) nor Corgi nor Mr Epstein shall directly or indirectly:
(a)	during the period of 3 years beginning with the Completion Date, in any geographic areas in the EU (as constituted at the date hereof) in which the Business was carried on at the Completion Date, carry on or be employed, engaged or interested in any business which competes with the Business as the Business was carried on at the Completion Date;

(b)	during the period of 3 years beginning with the Completion Date, deal with or seek the custom of any person that is at the Completion Date, or that has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Business to the extent that such custom or dealings would be in competition with the Business;

(c)	after the Effective Time seek the custom of any Consumer during the period of 3 years beginning with the Completion Date to the extent that such custom or dealings would be in competition with the Business;

(d)	use in the course of any business the words “Cards Inc.” or anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design or logo;

(e)	at any time during the period of 3 years beginning with the Completion Date, solicit or entice away from the Business any supplier to the Business who has supplied goods to the Business at any time during the 12 months immediately preceding the Completion Date if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Business;
(f)	during the period of 3 years beginning with the Completion Date purchase trading cards, trading card games, stickers, tradeable miniature games or similar games or collectable products for resale in the EU.
The liability of those making such undertakings in this clause shall be several and individual.
The Seller acknowledges that damages may not be an adequate remedy for breach of this clause and without prejudice to any other remedies available to the Buyer, the Buyer shall have the right to apply for interlocutory relief to restrain any breach of this clause.
16.2	The undertakings in this clause 16 are intended for the benefit of the Buyer and apply to actions carried out by the Seller (or any member of the Seller Group or Mr Epstein) in any capacity, and whether directly or indirectly, on behalf of the Seller (or any member of the Seller Group or Mr Epstein), or on behalf of any other person or jointly with any other person.

16.3	Nothing in this clause 16 prevents the Seller from selling any of the Retained Stock to any customer at any time up to 31 December 2008.

16.4	If the Buyer fails to pay any of the amounts set out in clause 3.1, within 14 days of them being due the Seller shall be released from its obligations pursuant to clause 16.1 and such clauses shall be deemed void and unenforceable.

16.5	Each of the covenants in this clause 16 is:
(a)	a separate undertaking by the Seller and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the covenants in this clause 16; and

(b)	considered fair and reasonable by the parties, but if any restriction is found to be unenforceable but would be valid if the period were reduced, the restriction shall apply with the period reduced to such other period which renders it enforceable.
16.6	Notwithstanding any of this clause 16, the Seller shall be permitted to carry on all other businesses run by it at Completion or at any time after Completion, to the extent that they shall not be in direct competition with the Business.

17.	Confidentiality and Announcements

17.1	The Seller undertakes to the Buyer to keep confidential all the information that it has acquired about the Buyer and all Business Information and to use such information only for the purposes contemplated by this agreement.

17.2	The Buyer undertakes to the Seller to keep confidential the terms of this agreement and all information that it has acquired about the Seller and the Seller Group and to use the information only for the purposes contemplated by this agreement.

17.3	No party is required to keep confidential or to restrict its use of information that:
(a)	is or becomes public knowledge other than as a direct or indirect result of being disclosed in breach of this agreement; or

(b)	the parties agree in writing is not confidential; or

(c)	has been lawfully disclosed to the relevant party by a third party and that it has acquired free from any obligation of confidence to any other person.
17.4	Either party may disclose any information that it is otherwise required to keep confidential under this clause 17:
(a)	to such professional advisers, consultants and employees or officers of its group as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, provided that the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

(b)	with the written consent of the other party; or

(c)	to the extent that the disclosure is required:
(i)	by law; or

(ii)	by a regulatory body, tax authority or securities exchange; or

(iii)	to make any filing with, or obtain any authorisation from, a regulatory body, tax authority or securities exchange; or

(iv)	under any arrangements in place under which negotiations relating to terms and conditions of employment are conducted; or

(v)	to protect the disclosing party’s interest in any legal proceedings, but shall use reasonable endeavours to consult the other party and to take into account any reasonable requests it may have in relation to the disclosure before making it.

17.5	Each party shall supply the other with any information about itself, its group or this agreement as the other may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which the requiring party is subject.

17.6	No announcement, circular or other publicity in connection with the subject matter of this agreement (other than as permitted by this agreement) shall be made prior to Completion by or on behalf of the Seller or the Buyer without the approval of the other as to its content, form and manner of publication (such approval not to be unreasonably withheld or delayed), except that any announcement, circular or other publicity required to be made or issued by the Seller or the Buyer pursuant to any legal or regulatory authority may be made or issued by the Seller or the Buyer without such approval. The Buyer and the Seller shall consult together on the form of any such announcement, circular or other publicity and the other party shall promptly provide such information and comment as the party issuing such announcement, circular or other publicity may from time to time reasonably request.

18.	Further Assurance

The Seller shall (at its own expense) promptly execute and deliver all such documents, and do all such things, as the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this agreement.

19.	Assignment

19.1	Except as otherwise provided in this agreement, no party may assign, or grant any Encumbrance over or deal in any way with any of its rights under this agreement or any document referred to in it.

19.2	Each person that has rights under this agreement is acting on its own behalf.

20.	Whole Agreement

20.1	This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any previous arrangement, understanding or agreement between them relating to the subject matter they cover.

20.2	Each party acknowledges that, in entering into this agreement, it has not relied on any statement, representation, assurance or warranty (whether made negligently or innocently) other than those expressly set out in this agreement or the documents referred to in it.

20.3	Each party agrees that all liability for and remedies in respect of any representations are excluded except as expressly provided in this agreement.

20.4	Nothing in this Agreement shall limit or exclude any liability for fraud or death or personal injury caused by a party’s negligence.

21.	Variation and Waiver

21.1	A variation of this agreement shall be in writing and signed by or on behalf of each party.

21.2	Any waiver of any right under this agreement is only effective if it is in writing and signed by the waiving or consenting party and it applies only in the circumstances for which it is given and shall not prevent the party who has given the waiver or consent from subsequently relying on the provision it has waived.

21.3	No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

21.4	No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

21.5	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

22.	Costs

22.1	Unless otherwise provided, all costs and expenses in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

22.2	Any Tax payable on this agreement (or any document referred to in it), or on the transfer of the Business or any of the Assets shall be paid by the Buyer.

23.	Notice

23.1	A notice given under this agreement:
(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)	shall be sent for the attention of the person, and to the address or fax number, given in this clause 23 (or such other address, fax number or person as the relevant party may notify to the other party); and

(c)	shall be:
(i)	delivered personally; or

(ii)	delivered by commercial courier; or

(iii)	sent by pre-paid special delivery.
23.2	The addresses for service of notice are:
(a)	The Seller/Corgi/Mr. Epstein

Address: 31 Greenhill Crescent, Watford Business Park, Watford WD18 8YB

For the attention of: The Company Secretary / CEO

(b)	ESDEVIUM GAMES LIMITED

Address: 6 Waterbrook Road, Alton GU34 2UD

For the attention of: Daniel Steel, Managing Director
23.3	A notice is deemed to have been received:
(a)	if delivered personally, at the time of delivery; or

(b)	if delivered by commercial courier, at the time of signature of the courier’s receipt; or

(c)	if sent by special delivery, 48 hours from the date of posting; or

(d)	if deemed receipt under the previous paragraphs of this clause 23.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is a Business Day), when business next starts in the place of deemed receipt.
23.4	For the avoidance of doubt, a notice under this agreement shall not be valid if sent by e-mail or post (other than special delivery).

24.	Interest on late payment

24.1	Where a sum is required to be paid under this agreement but is not paid before or on the date the parties agreed, the party due to pay the sum shall pay interest on that sum at the Interest Rate for the period beginning with the date on which the payment was due and ending with the date the sum is paid (and the period shall continue after as well as before judgment). Interest shall accrue on a daily basis and be compounded quarterly.

24.2	This clause 24 is without prejudice to any claim for interest under the Late Payment of Commercial Debts (Interest) Act 1998.

25.	Severance

25.1	If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

25.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

26.	Agreement survives Completion

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

27.	Third Party Rights

This agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and permitted assigns, and are not intended to benefit, or be enforceable by, anyone else.

28.	Successors

The rights and obligations of the parties shall continue for the benefit of and shall be binding on their respective successors and assigns.

29.	Counterparts

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

30.	Language

If this agreement is translated into any language other than English, the English language text shall prevail.

31.	Governing Law and Jurisdiction

31.1	This agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

31.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement.
This agreement has been entered into on the date stated at the beginning of it.

Schedule 1 Stock Value
1.	The Seller and the Buyer shall procure that the day after the Effective Time on delivery of the Stock to the Buyer the Seller’s and Buyer’s employees or agents shall jointly agree the quantities delivered and check the Stock. As soon as the stock-take has been completed, the representatives of the Seller and the Buyer shall agree a schedule of it (Stock Schedule) and initial it indicating their agreement with the Stock Schedule. Any dispute shall be resolved as provided in this Schedule 1.

2.	If within 5 Business Days of the Effective Date the Seller and the Buyer fail to agree the Stock Schedule (such failure to agree being referred to as a Dispute), the Dispute shall be referred for final decision to an independent chartered accountant (Expert).

3.	The Expert shall be appointed by agreement between the Seller and the Buyer within 5 Business Days of the Dispute arising or, failing agreement on the appointment of the Expert, on the application of either party to the President for the time being of the Institute of Chartered Accountants in England and Wales.

4.	Each party shall provide or procure that the other party provides the Expert with access to documents and comply with other reasonable requests and shall be entitled to make written representations concerning the Dispute to the Expert on one occasion only.

5.	Any determination concerning the Dispute which is made by the Expert shall be made without liability on the part of the Expert other than for gross negligence or bad faith and except for any manifest error shall be conclusive and binding on the parties. The Stock Schedule determined by the Expert shall then be used for the purpose of the Purchase Price.

6.	The Expert shall act as an expert and not as an arbitrator when making any such determination.

7.	The costs and expenses of the Expert shall be borne by the parties in such proportion as the Expert shall direct having regard to the relative merits of each party’s position in relation to the Dispute or, in the absence of such direction, equally by the Seller and the Buyer.

8.	Any time period specified in this Schedule 1 may be extended by written agreement between the Seller and the Buyer.

9.	The value of the Stock agreed or determined pursuant to this Schedule shall be treated as the value of the Stock for the purpose of any payments under clause 3.1(d).

Schedule 2 Completion
Part 1. Completion obligations
1.	The Seller shall deliver, or procure delivery, to the Buyer of or make available to the Buyer:
(a)	physical possession of all the Assets capable of passing by delivery, with the intent that title in such Assets shall pass to the Buyer by and on such delivery subject to clause 8 (Retention of Title);

(b)	the Customer Contracts and the books, accounts, reference lists of customers, credit reports, price lists, cost records, work tickets, catalogues, advertising and all other documents, papers and records in the possession or under the control of the Seller relating to any of the Assets duly written up to the Completion Date;

(c)	the Records;

(d)	a copy of the minutes of a meeting of the directors of the Seller in the agreed form authorising the execution by the Seller of this agreement;

(e)	the signed Strelitz Consultancy Agreement substantially in the form set out in Schedule 5.
Part 2. Actions and obligations after completion
2.	As soon as practicable after Completion, the Seller and the Buyer shall each issue a statement in the agreed form to the Customers of, and suppliers to, the Business informing them of the transfer of the Business to the Buyer.

3.	All correspondence, information, orders, enquiries and other documentation, items and all money relating to or connected with the Business or the Assets received by the Seller, or by any member of the Seller Group, on or after Completion shall be immediately passed or paid (as the case may be) to the Buyer or as it may direct.

4.	On and at any time after Completion, the Seller shall give or procure to be given to the Buyer all such information and other assistance (including particulars of Customers, suppliers and others who have dealt with the Seller in connection with the Business) that the Buyer may reasonably require for the conduct of the Business and for the purpose of implementing the provisions of this agreement.

5.	The Seller shall, if so required by the Buyer on or at any time after Completion and at the Buyer’s expense, send a circular (in a form provided by the Buyer) to persons who have had dealings with the Seller in connection with the Business, announcing the transfer to the Buyer of the Business and the Goodwill and shall make an official announcement for US Nasdaq purposes before markets open on the morning (New York time) of the first Business Day following the Completion Date.

6.	The Seller shall give to the Buyer reasonable access during business hours to the books, accounts, records and returns of the Seller relating to or in connection with the Business as the Buyer may require (including the right to take copies and extracts on reasonable advance notice) and shall keep them in good order.

7.	The Seller shall promptly notify the Buyer of any Demands against the Seller brought by any third party in respect of any goods manufactured or services supplied by the Seller or in respect of the Assets or the operation of the Business. The Seller shall not, without the Buyer’s prior written consent, take any other steps in relation to such claims which might reasonably be expected to damage the commercial interests of the Buyer. If the Buyer considers that it is desirable to take preventative action with a view to avoiding such claims against the Seller, the Buyer shall consult with the Seller with a view to deciding what preventative action may be taken and if the Seller agrees with the Buyer the preventative action to be taken (such agreement not to be unreasonably withheld), the Seller shall bear the cost of that action.

8.	The Seller shall (at its own expense):
(a)	provide that within 1 month after Completion, the name of the Seller shall be changed so as to omit the word Cards Inc. or any confusingly similar word or name;

(b)	provide that the Seller and each member of the Seller Group shall give the Buyer such assistance as the Buyer may reasonably require for the adoption by the Buyer, or any person connected with it, of any business name or trade mark including the words Cards Inc.; and

(c)	provide that as soon as reasonably practicable after Completion, and in any event within 2 months after Completion, the Seller Group shall cease in any manner whatsoever to use the Business Name, both in the UK and abroad, and shall remove from any websites which it is retaining any reference to the Business, and shall delete any hypertext links which connect any such websites to websites which relate to the Business.
9.	The Seller shall permit and assist the Buyer to consult any of its employees, on reasonable notice and during normal business hours at the office at which the relevant employee is employed, for the purpose of obtaining knowledge, know-how or any other information possessed by such employee in relation to the activities and operations of, and the products and services supplied or to be supplied by, the Business at Completion.

10.	The Seller shall ensure that it maintains adequate insurance cover in respect of any loss or liability it may suffer or incur (whether to the Buyer under this agreement or otherwise) in connection with any act, event, omission or circumstance relating to the Business and occurring or arising at or before Completion.

11.	The Domain Name transfer will be signed within 6 months of the Completion Date.

Schedule 3 Apportionment of Purchase Price

Goodwill -	£150,000

Customer Contracts -	£250,000

Toys R Us Contract -	£1,000,000

Records -	£50,000

Domain Names -	£50,000

Toys R Us Stock -	£160,000 plus amount to be determined pursuant to Schedule 1

Stock -	Value to be Determined pursuant to Schedule 1

Schedule 4 Warranties
1.	Capacity of the seller

1.1	The Seller has all requisite power and authority, and has taken all necessary corporate action, to enable it to enter into and perform this agreement and all agreements and documents entered into, or to be entered into, pursuant to the terms of this agreement.

1.2	This agreement and all other agreements and documents referred to in it constitute (or shall when executed constitute) valid, legal and binding obligations on the Seller enforceable in accordance with their respective terms.

1.3	The Seller does not require the consent, approval or authority of any other person to enter into or perform its obligations under this agreement. The Seller’s entry into and performance of this agreement will not constitute any breach of or default under any contractual, governmental or public obligation binding on it, and the Seller is not engaged in any litigation or arbitration proceedings which might have an effect on its capacity or ability to perform its obligations under this agreement and no such legal or arbitration proceedings have been threatened against it.

1.4	The Business is not carried on by or for the benefit of any person other than the Seller and the Seller’s Group.

2.	Title to the assets

2.1	The Assets comprise all of the assets now used in the Business and that are necessary for the continuation of the Business as it is carried on at Effective Time.

2.2	The Assets are in the possession and control of the Seller except for those being in the possession of a third party in the ordinary and usual course of business.

2.3	The Seller has good and marketable title to each Asset (tangible and intangible), and each Asset is legally and beneficially owned by the Seller. There are no Encumbrances over any of the Assets, and the Seller has not agreed to create any Encumbrances over the Assets or any part of them.

2.4	So far as the Seller is aware, there are no disputes over the Business Name in the UK nor abroad nor claims by third parties as to that name and the Seller has full right to use such name without restriction.

2.5	The Seller is the registered holder of the Domain Names.

3.	Toys R Us

3.1	The sales to Toys R Us for the year ended 31 December 2007 as shown in the Appendix accurately represent in all material respects the actual sales by the Seller to Toys R Us during that period.

3.2	The Seller is not aware (having made no enquiry) of any reason the Toys R Us Contract would not be continued with the Buyer after Completion.

Schedule 5 Strelitz Consultancy Contract
See overleaf

Schedule 6 Domain Name Assignment
See overleaf

Signed by

for and on behalf of

CARDS INC. LIMITED	Director

Signed by

for and on behalf of

ESDEVIUM GAMES LIMITED	Director

Signed by

for and on behalf of

CORGI INTERNATIONAL LIMITED	Director

Signed by

DARREN EPSTEIN

Appendix  Toys R Us Sales for year to 31 December 2007
See overleaf